Exhibit 10.1

EMPLOYMENT AGREEMENT

We are delighted to document your [Frank J. Cesario] relationship with ISCO International as Chief Financial Officer, reporting to Chief Executive Officer John Thode. In this letter I would like to present the terms of your employment with ISCO.

Your salary will be $175,000 per year, earned and paid on ISCO’s regular payroll cycle. You will be eligible for a cash bonus of up to 25% of your annual salary, based on the achievement of mutually agreed upon goals. You will remain eligible to participate in the February 2006 payouts of the incentive cash and equity programs. Subject to Board approval, I anticipate those totals to be $15,000 in cash bonus and a grant of 250,000 shares of ISCO common stock.

We will recommend to our Board of Directors that you be granted restricted common stock in the amount of 250,000 shares in 2006, to vest on a quarterly basis over two years. You would earn an additional 125,000 restricted shares of common stock if the company exceeds its annual business plan by 50%, or 250,000 restricted shares of common shares of common stock if the company exceeds its annual business plan by 100%. These additional shares, if earned, would vest semi-annually over a two year period.

In recognition of your capabilities and experience, ISCO offers you three months of severance if you are terminated for any reason other than Good Cause, contingent upon your execution of a release and non-disparagement agreement. You would receive your base salary during the severance period, and receive any bonus earned during your employment period as well as all vested equity awards as of your termination date. Good Cause, as that term is generally defined, includes (1) the refusal, failure or inability to perform one’s duties, (2) willful misconduct or gross negligence in the carrying out one’s duties, (3) a felony conviction (or plea of nolo contendre to a like charge), or (4) the willful violation of ISCO’s code of conduct or other policies and procedures subject to the terms of those policies and procedures.

General

Employees are paid bi-weekly, every other Friday. Your employment will continue “at will” until either you or ISCO notifies the other of termination, subject to the severance benefit listed above.

ISCO will also provide you with its customary benefits package, which includes a medical, RX, dental, vision, life and disability plan. These benefits are effective upon your hire date. You may also participate in the 401(k) savings plan (including 50% match of employee contributions up to 3% of employee salary) and/or Flexible Spending Account (Section 125/Cafeteria Plan) on the same terms as are provided to other ISCO employees. You will be eligible for vacation days according to company policy. As an ISCO employee, you will have access to information about the properties and operations of ISCO, which are confidential in nature. Your work on behalf of ISCO may also give rise to patentable or otherwise proprietary inventions. Please note that you have already executed ISCO’s standard Confidentiality and Proprietary Rights Agreement, which remains in full force and effect.

I am pleased to present these terms to you, Frank. If you accept them, please sign a copy of this letter and return it to my attention, retaining the other copy for your files.

Sincerely,

John Thode

President and CEO

Accepted and Agreed:	/s/ Frank Cesario	Date: February 6, 2006